Exhibit 23.1

CONSENT OF INDEPENDENT AUDITOR

We consent to the incorporation by reference in Registration Statement No. 333-70408 on Form S-8 of our report dated March 30, 2005 relating to the financial statements of Atlantic Southeast Airlines, Inc. (which report expresses an unqualified opinion on the Company’s financial statements and includes explanatory paragraphs relating to (1) the Company’s ability to continue as a going concern, (2) a change in the method by which the Company is compensated by Delta under the Delta Connection Agreement, effective January 1, 2003, and (3) the Company’s change in its method of accounting for goodwill and other intangible assets, effective January 1, 2002, to conform to Statement of Financial Accounting Standards No. 142), appearing in this current report on Form 8-K/A of SkyWest, Inc.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
November 10, 2005